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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1  )*

                          INTERNATIONAL FIBERCOM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock Without Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  45950T-10-1
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 18, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 45950T-10-1           SCHEDULE 13D   Page     2    of      8    Pages
         ---------------------                       --------    --------

  1.      Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only).
          Liviakis Financial Communications, Inc.   68-0311399
          ---------------------------------------------------------------------

  2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  3.      SEC Use Only

          ---------------------------------------------------------------------

  4.      SOURCE OF FUNDS (See Instructions)
          00
          ---------------------------------------------------------------------

  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  6.      Citizenship or Place of Organization
          State of California
          ---------------------------------------------------------------------

                       7.      Sole Voting Power
  Number of                    1,108,931
   Shares              --------------------------------------------------------
 Beneficially          8.      Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            9.      Sole Dispositive Power
 Person With                   1,108,931
                       --------------------------------------------------------
                       10.     Shared Dispositive Power
                               0
                       --------------------------------------------------------

 11.      Aggregate Amount Beneficially Owned by Each Reporting Person
          1,108,931
          ---------------------------------------------------------------------

 12.      Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [X]

          ---------------------------------------------------------------------

 13.      Percent of Class Represented by Amount in Row (11)
          5.8%
          ---------------------------------------------------------------------

 14.      Type of Reporting Person (See Instructions)
          CO
          ---------------------------------------------------------------------

CUSIP No. 45950t-10-1           SCHEDULE 13D   Page     3    of      8    Pages
         ---------------------                       --------    --------

  1.      Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Robert B. Prag  ###-##-####
          ---------------------------------------------------------------------

  2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  3.      SEC Use Only

          ---------------------------------------------------------------------

  4.      SOURCE OF FUNDS (See Instructions)
          00
          ---------------------------------------------------------------------

  5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  6.      Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       7.      Sole Voting Power
  Number of                    377,644
   Shares              --------------------------------------------------------
 Beneficially          8.      Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            9.      Sole Dispositive Power
 Person With                   377,644
                       --------------------------------------------------------
                       10.     Shared Dispositive Power
                               0
                       --------------------------------------------------------

 11.      Aggregate Amount Beneficially Owned by Each Reporting Person
          377,644
          ---------------------------------------------------------------------

 12.      Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ X ]

          ---------------------------------------------------------------------

 13.      Percent of Class Represented by Amount in Row (11)
          2.0%
          ---------------------------------------------------------------------

 14.      Type of Reporting Person (See Instructions)
          IN
          ---------------------------------------------------------------------

3.      Source and Amount of Funds or Other Consideration.

        This Amended Schedule 13D is being filed to report (i) a "cashless" exercise by Liviakis Financial Communications, Inc., a California corporation ("LFC"), pursuant to a Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between International FiberCom, Inc., an Arizona corporation (the "Corporation") and LFC (the "LFC Stock Option"), in which LFC exercised the LFC Stock Option with respect to 1,425,000 shares of the Corporation's Common Stock, directed the Corporation to retain 196,069 shares of Common Stock as consideration for the option exercise, and received a net 1,228,931 shares of Common Stock, and (ii) a "cashless" exercise by Robert B. Prag ("RBP") pursuant to a Non-Qualified Stock Option Agreement dated as of November 5, 1996 by and between the Corporation and RBP (the "RBP Stock Option" and collectively with the LFC Stock Option, the "Stock Options"), in which RBP exercised the RBP Stock Option with respect to 475,000 shares of Common Stock, directed the Corporation to retain 65,356 shares of Common Stock as consideration for the option exercise, and received a net 409,644 shares of Common Stock. Pursuant to the Stock Options, LFC and RBP were entitled to purchase 1,425,000 and 475,000 shares of Common Stock, respectively, at $1.12 per share through November 5, 2000. Copies of the LFC Stock Option and the RBP Stock Option were attached to
Schedule 13D as Exhibits "A" and "B", respectively.

        This Amended Schedule 13D is also being filed to report the sale by LFC on June 25, 1998 of 120,000 shares of Common Stock and the sale by RBP on June 24, 1998 of 32,000 shares of Common Stock.

        On December 10, 1997, the Corporation issued (i) to LFC a Non-Qualified Stock Option (the "LFC 1997 Option") pursuant to which LFC may first acquire on January 9, 1999 225,000 shares of Common Stock and (ii) to RBP a Non-Qualified Stock Option (the "RBP 1997 Option" and collectively with the LFC 1997 Option, the "1997 Options") pursuant to which RBP may first acquire on January 9, 1999 75,000 shares of Common Stock. Pursuant to the 1997 Options, LFC and RBP may purchase shares of Common Stock at $6.00 per share through December 8, 2002.

        To the extent LFC purchases shares of Common Stock through exercise of the LFC 1997 Option, it presently intends to utilize its working capital. To the extent RBP purchases shares of Common Stock through exercise of the RBP 1997 Option, he presently intends to utilize his personal funds.

4.      PURPOSE OF TRANSACTION.

        The Stock Option Agreements were entered into pursuant to a Consulting Agreement effective as of November 5, 1996 by and between the Corporation and LFC (the "Consulting Agreement"), in consideration for consulting services to be performed by LFC for the Corporation. A copy of the Consulting Agreement was filed as Exhibit "C" to this Schedule 13D.

        The 1997 Options were granted to LFC and RBP by the Corporation as consideration for services rendered by LFC and RBP as finders in facilitating certain financing for the Corporation.

        LFC and RBP presently intend to hold for investment purposes the shares of Common Stock they now hold, except to the extent they sell such shares to fund their respective tax liabilities arising out of the exercise of the Stock Options, to fund other expenses or to raise working capital and personal funds, respectively.

        To the extent LFC and RBP acquire shares of Common Stock through the exercise of the 1997 Options, each presently intends to acquire and hold the shares of Common Stock so acquired for investment purposes, except to the extent each sells such shares to fund tax liabilities arising out of the exercise of the 1997 Options, to fund other expenses or to raise working capital and personal funds, respectively.. LFC and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they have no present plans to do so.

        LFC and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        As of the close of business on the date hereof, LFC owns 1,108,931 shares of Common Stock. Pursuant to the LFC 1997 Option, LFC has the right to purchase up to 225,000 shares of Common Stock from the Corporation from January 9, 1999 through December 8, 2002 at an exercise price of $6.00 per share of Common Stock. LFC has the sole power to direct the vote or disposition of the shares of Common Stock held by LFC and would exercise that power through its officers and directors, John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and RBP, and would expect to have the sole power to direct the vote or disposition of any shares of the Common Stock acquired by LFC pursuant to the LFC 1997 Option or otherwise and would exercise that power through its officers and directors. RBP disclaims any beneficial interest in any shares of Common Stock which LFC owns or has the right to acquire, except for such beneficial interest as may be associated with his service as an officer and director of LFC.

        As of the close of business on the date hereof, RBP owns 377,644 shares of Common Stock. Pursuant to the RBP 1997 Option, RBP has the right to purchase up to 75,000 shares of Common Stock from the Corporation from January 9, 1999 through December 8, 2002 at an exercise price of $6.00 per share of Common Stock. RBP has the sole power to direct the vote or disposition of the shares of Common Stock held by RBP and would expect to have the sole power to direct the vote or disposition of any shares of the Common Stock acquired by RBP pursuant to the RBP 1997 Option or otherwise. LFC, JML and RAL disclaim any beneficial ownership of shares of Common Stock which are held by RBP or which may be acquired by RBP pursuant to the RBP 1997 Option or otherwise.

        The 1,108,931 shares of Common Stock that LFC owns as of the close of business on the date hereof represent approximately 5.8% of that class of securities. The 377,644 shares of Common Stock that RBP owns as of the close of business on the date hereof represent approximately 2.0% of that class of securities. The 1,486,575 shares of Common Stock that LFC and RBP in the aggregate own as of the date hereof represent approximately 7.8% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on 19,141,012 shares of Common Stock which the Corporation advised LFC were outstanding as of June 10, 1998. The 1997 Options do not give LFC or RBP the right to acquire any additional shares of Common Stock within sixty days of the date hereof.

        During the sixty days preceding the close of business on the day hereof, LFC engaged in the following transactions involving Common Stock:

        (a) On June 18, 1998, LFC effected a "cashless" exercise of the LFC Stock Option, in which LFC exercised the LFC Stock Option with respect to 1,425,000 shares of the Corporation's Common Stock, directed the Corporation to retain 196,069 shares of Common Stock as consideration for the option exercise, and received a net 1,228,931 shares of Common Stock.

        (b) On June 25, 1998, LFC sold 7,000 shares of Common Stock at a price of $9.04 per share, in open market transactions on the Nasdaq SmallCap Market.

        (c) On June 25, 1998, LFC sold 9,000 shares of Common Stock at a price of $9.13 per share, in open market transactions on the Nasdaq SmallCap Market.

        (d) On June 25, 1998, LFC sold 8,000 shares of Common Stock at a price of $9.25 per share, in open market transactions on the Nasdaq SmallCap Market.

        (e) On June 25, 1998, LFC sold 7,000 shares of Common Stock at a price of $9.44 per share, in open market transactions on the Nasdaq SmallCap Market.

        (f) On June 25, 1998, LFC sold 9,000 shares of Common Stock at a price of $9.47 per share, in open market transactions on the Nasdaq SmallCap Market.

        (g) On June 25, 1998, LFC sold 30,000 shares of Common Stock at $9.00 per share, in a privately negotiated transaction.

        (h) On June 25, 1998, LFC sold 20,000 shares of Common Stock at $9.13 per share, in a privately negotiated transaction.

        (i) On June 25, 1998, LFC sold 30,000 shares of Common Stock at $9.38 per share, in a privately negotiated transaction.

        During the sixty days preceding the close of business on the day hereof, RBP engaged in the following transactions involving Common Stock:

        (a) On June 18, 1998, RBP effected a "cashless" exercise of the RBP Stock Option, in which RBP exercised the RBP Stock Option with respect to 475,000 shares of the Corporation's Common Stock, directed the Corporation to retain 65,356 shares of Common Stock as consideration for the option exercise, and received a net 409,644 shares of Common Stock.

        (b) On June 24, 1998, RBP sold 32,000 shares of Common Stock at a price of $8.88 per share, in open market transactions on the Nasdaq SmallCap Market.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Stock Option agreements with LFC and RBP, respectively, in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from November 5, 1996 through January 2, 1998. The Consulting Agreement was subsequently extended through July 15, 1998.

        Except for the Consulting Agreement, the Stock Option agreements and the 1997 Option agreements, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


Dated: June 25, 1998                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                     By: /s/ John M. Liviakis
                                         ------------------------------
                                         John M. Liviakis, President


                                      /s/ Robert B. Prag
                                      ---------------------------------
                                          Robert B. Prag